EXHIBIT D

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File Nos. 2-0-27648, 333-100120, 333-10648, 333-106400
and 333-131870) pertaining to the 1996 Stock Option Plan and Incentive Plan, 1997 Stock Option and Incentive Plan, 1998 and 1999 Stock Option Plan and Incentive Plan and Amended 2003 Master Stock Option Plan of VocalTec Communications Ltd. and the Registration Statement of VocalTec Communications Ltd. on Form F-3 (File No. 333-134917) of our report dated November 17, 2005 except for shares and per share data as to which the date is April 20, 2006 relating to the 2004 consolidated financial statements of TDSOFT Ltd., which appears in this Form 6-K.

Tel Aviv, Israel                              KESSELMAN & KESSELMAN
March 31, 2007                                A Member of PriceWaterhouseCoopers